(5)  All securities are held of record by Berkley Capital Investors, L.P., a Delaware limited partnership (“Berkley Investors”). Berkley Capital, LLC, a Delaware limited liability company (“Berkley Capital”) is the general partner of Berkley Investors and as such all securities held by Berkley Investors may be deemed attributable to Berkley Capital. Frank T. Medici and Thomas H. Ghegan are officers of Berkley Capital. The foregoing is not an admission by Berkley Capital that it is the beneficial owner of the securities held of record by Berkley Investors. Each of Messrs. Medici and Ghegan disclaims beneficial ownership of the securities held by Berkley Investors.